Exhibit 3   (Press Release dated August 14, 1996)

Delta and Pine Land Company
P.O. Box 157
Scott, Mississippi  38772
Contact:  Tom Jagodinski  (601) 742-4000

Rubenstein Associates, Inc.
1345 Avenue of the Americas
New York, New York  10105-0109
Contact:  Steven Emery  (212) 843-8053

FOR IMMEDIATE RELEASE


DELTA AND PINE LAND COMPANY ANNOUNCES
PREFERRED SHARE PURCHASE RIGHTS PLAN,
DECLARES DIVIDEND OF RIGHTS


    SCOTT, MISS., August 14, 1996 - Delta and Pine Land Company (NYSE: DLP) announced today that its Board of Directors has adopted a Shareholder Rights Plan and declared a dividend of one Preferred Share Purchase Right on each outstanding share of Delta and Pine Land Company common stock and preferred stock. The Plan is intended to protect and potentially enhance shareholder value, as well as assist the Delta and Pine Land Company Board in realizing the Company's strategic objectives.

     The non-taxable dividend distribution will be made on August
30, 1996, to the shareholders of record on that date. The rights will expire on August 30, 2006. A summary of the rights will be sent to shareholders.

     "The Plan is similar to plans adopted by many other companies," said Roger Malkin, chairman of Delta and Pine Land Company. "The Rights are designed to assure that all of Delta and Pine Land Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of the Company which might provide inadequate value to shareholders. We are not aware of any efforts to acquire Delta and Pine Land Company. This Plan is only a precaution taken to protect the rights of our shareholders."

     The Rights will be exercisable only if a person or group acquires 15 percent or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15 percent or more of the Company's common stock. The Plan has the standard "flip-in", "flip-over", redemption and exchange features commonly found in such plans.
     Delta and Pine Land Company is a commercial breeder, producer and marketer of cotton planting seed. Headquartered in Scott, Mississippi, with multiple offices in six states and several foreign countries, DLP also breeds, produces and markets soybean planting seed. DLP common stock trades on the New York Stock Exchange under the symbol "DLP".